For immediate release	Exhibit No. 99.1

FAIRMONT HOTELS & RESORTS INC. REPORTS
FOURTH QUARTER AND YEAR-END 2003 RESULTS

TORONTO, January 28, 2004 – Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) (TSX/NYSE: FHR) today announced its unaudited financial results for the fourth quarter and year ended December 31, 2003. All amounts are expressed in U.S. dollars. FHR expects to release its 2003 annual report in March and will hold its annual general meeting at 10:00 a.m. on April 27, 2004 at The Fairmont Royal York in Toronto.

“Our full-year 2003 EBITDA1 of $142.4 million met our revised guidance of $140 - $150 million,” said William R. Fatt, Chief Executive Officer for FHR. “2003 proved to be one of the most difficult years for the Company given the number of challenges we faced, particularly the hurricane damage in Bermuda and the impact of severe acute respiratory syndrome (“SARS”). Despite these external factors, improving industry fundamentals in the third quarter led to improving demand trends in the fourth quarter.”

As previously announced, The Fairmont Southampton is closed for repairs until the spring following hurricane damage in Bermuda. The Fairmont Hamilton Princess is now fully operational. The Company has extensive insurance coverage for both property damage and business interruption relating to the hurricane damage in Bermuda. The insurance deductible and uninsured items previously estimated at $10 - $12 million have been revised to $9.0 million, of which $1.6 million was recorded in the fourth quarter and the balance in the third quarter. This expense is included in FHR’s fourth quarter and full-year EBITDA.

On a comparable basis, revenue per available room (“RevPAR”) for Fairmont’s managed hotels increased 5.0% and RevPAR at FHR’s owned portfolio improved 8.8% in the fourth quarter. Both the owned and managed portfolios continue to experience a trend of year-over-year RevPAR gains. Favorable foreign exchange movements continued to contribute to an improvement in overall operating statistics.

	Three months ended		Year ended
(In millions except EPS amounts)	December 31		December 31

	2003	2002	2003	2002

Operating Revenues	$137.1	$125.6	$658.8	$590.6
EBITDA[a]	9.9	32.8	142.4	198.3
Net income (loss)[a,b]	(13.5)	11.0	50.7	92.5
Basic earnings (loss) per share (“EPS”)[a,b]	$(0.17)	$0.14	$0.64	$1.18

a.	EBITDA and net income for the three months and year ended December 31, 2003 include expenses of $1.6 million ($0.02 per share) and $9.0 million ($0.11 per share) respectively, relating to hurricane damage in Bermuda.

b.	Net income for the year ended December 31, 2003 includes a $24.4 million ($0.31 per share) income tax recovery recorded in June 2003.

Fourth Quarter Consolidated Results

Operating revenues2 were up 9.2% to $137.1 million in 2003. Increased revenues from the two recent acquisitions, The Fairmont Copley Plaza Boston and The Fairmont Orchid, Hawaii, provided the majority of this improvement. The appreciation in the Canadian dollar offset the decline in Canadian operating revenues and increased Canadian expenses in the quarter. Fourth quarter EBITDA of $9.9 million was down from $32.8 million in the previous year. The major components of the quarter-over-quarter decline were:

•	$8.0 million from real estate activities resulting from a $2.2 million loss in the fourth quarter of 2003 compared to a $5.8 million gain on a real estate sale in Bermuda in 2002.

•	$7.0 million from equity investments and other, resulting primarily from a loss from the Company’s investment in Legacy Hotels Real Estate Investment Trust (“Legacy”).

•	$5.1 million from hotel management operations, including increased pension expenses and unrecoverable marketing costs that resulted from foreign exchange fluctuations and reduced revenues.

Fourth Quarter Ownership Operations

Revenues from hotel ownership improved 12.2% to $122.4 million compared to $109.1 million in 2002. This increase relates primarily to the recent acquisitions. In addition, The Fairmont Kea Lani Maui and The Fairmont Scottsdale Princess both produced strong quarterly operating results, which somewhat offset the lost revenues from The Fairmont Southampton as the resort was closed for repairs due to hurricane damage. While the appreciation in the Canadian dollar was a key driver of increased revenues, it had a considerable impact on expenses in the fourth quarter.

RevPAR of $97.79 was up 8.8% in the fourth quarter, resulting from an 11.7% improvement in average daily rate (“ADR”) that offset a 1.3 point drop in occupancy. After adjusting for the foreign exchange impact, RevPAR for the owned portfolio was up approximately 2%. This was the first time in 2003 that the owned portfolio posted a quarterly RevPAR increase when measured in local currencies. The Canadian owned hotels had RevPAR growth of 18.6%, driven by the appreciation in the Canadian dollar and offset slightly by an occupancy drop of 1.0 points. The Fairmont Kea Lani Maui and The Fairmont Scottsdale Princess continued to post strong rate growth in the quarter contributing to a 3.3% RevPAR improvement at the U.S. and International comparable portfolio.

Equity losses generated from FHR’s investment in Legacy were $4.4 million compared to losses of $0.5 million in the same period last year. The equity loss includes $2.5 million relating to Legacy’s refinancing of its unsecured debentures in December 2003.

In a continued effort to divest of non-hotel assets, FHR sold numerous small parcels of land that were inherited from the Canadian Pacific reorganization in 2001. None of the parcels sold were from FHR’s interest in the Toronto or Vancouver lands. These sales contributed to a $2.2 million loss in EBITDA from real estate activities compared to $5.8 million earned in 2002.

Fourth Quarter Management Operations

Fairmont

Revenues under management of $356 million increased 10.1% over 2002, mainly from the addition of three new management contracts since late 2002. Management fee revenues were down 0.9% to $10.9 million. Incentive fee thresholds that are typically achieved during the fourth quarter were not reached due to the impact of SARS on the Canadian hotel operations.

For the Fairmont portfolio, RevPAR increased 5.0% to $98.96. The Canadian comparable portfolio reported a 13.8% RevPAR improvement, driven entirely by an increase in ADR of 17.5%. Adjusting for the foreign exchange impact, the Canadian portfolio experienced a RevPAR decline of approximately 5%. RevPAR for the U.S. and International portfolio was relatively unchanged as both ADR and occupancy were essentially unchanged in the quarter.

Delta

In the fourth quarter, Delta’s revenues under management increased by $10 million to $83 million and management fee revenues of $2.9 million were up 3.6% from 2002 levels. Incentive fee thresholds that are typically achieved during the fourth quarter were not reached due to the impact of SARS on Canadian tourism. In December, the Delta Fredericton joined the portfolio under a franchise agreement.

Year-end Consolidated Results

For the year ended December 31, 2003, operating revenues increased 11.5% to $658.8 million from $590.6 million. Recent acquisitions, solid results at The Fairmont Kea Lani Maui and a stronger Canadian dollar generated the majority of this increase. As a result of the difficult operating environment in 2003, particularly in the second and third quarters, EBITDA of $142.4 million was down 28.2% from last year. EBITDA included a $9.0 million expense related to the hurricane damage in Bermuda.

Equity losses generated from FHR’s investment in Legacy were $8.6 million compared to equity income of $6.4 million in 2002. The impact of SARS on Legacy’s portfolio was considerable given its significant exposure to Toronto and other major Canadian cities. The equity loss includes $2.5 million relating to Legacy’s refinancing of its unsecured debentures in December 2003.

In 2003, FHR disposed of two blocks of the Coal Harbour lands in Vancouver, one block of the Southtown lands in Toronto as well as a number of smaller land holdings. These sales contributed to $12.7 million in EBITDA from real estate activities.

Net income of $50.7 million was down 45.2% compared to the prior year while basic EPS was $0.64 in 2003 compared to $1.18 in 2002. Net income included a $24.4 million, or $0.31 per share, income tax recovery from a favorable tax reassessment recorded in June 2003 and $9.0 million, or $0.11 per share, expenses related to the hurricane damage.

Capital Expenditures

Hotel related capital expenditures for the quarter and full year totaled $31.7 million and $87.2 million, respectively. Several projects were underway during the quarter including:

•	The renovation of the meeting rooms and final phase of the guestrooms at The Fairmont Copley Plaza Boston (to be completed in the spring);

•	The ongoing construction of the meeting facility at The Fairmont Chateau Lake Louise (to be completed in the spring); and

•	The renovations at The Fairmont Orchid, Hawaii, which included 100 guestrooms, the restaurant, the refurbishment of the spa and the conversion of one guest floor to Fairmont Gold (completed in December).

FHR currently expects that total capital expenditures in 2004 will be $90 - $100 million, including approximately $15 million that was initially expected to be spent in 2003. These figures exclude all of the Bermuda repairs related to hurricane damage.

Announcements and Corporate Activities

FHR secured a long-term management contract for the Turnberry Isle Resort & Club in Florida effective January 1, 2004. The resort will be officially flagged “The Fairmont Turnberry Isle Resort & Club, Miami, Florida” on January 30, 2004.

In December, FHR issued $270 million of convertible senior notes. The 20-year notes bear interest of 3.75%. The net proceeds of the offering were used to reduce borrowings under the Company’s credit facility and for general corporate purposes.

During the quarter, FHR did not repurchase any shares under its normal course issuer bid. The Company repurchased a total of 747,100 shares at a total cost of $16.8 million during 2003.

Outlook

Commented Mr. Fatt, “We continue to be encouraged by a number of positive signs that point to a recovery this year. Existing bookings for our critical group business are ahead of levels at this time last year for 2003, despite all of the issues that have impacted demand from this segment over the past year. Leisure demand levels are also encouraging, however booking lead time remains short.”

In addition to the widely anticipated economic rebound this year, there are a number of drivers that are expected to lead the Company to a sharp improvement in 2004 performance:

•	A substantial recovery from SARS will allow the Canadian tourism industry to recover from one of its most devastating years;

•	Following years of significant capital investment in FHR’s owned portfolio, 2004 will be the first year with minimal disruption from renovations; and finally

•	A considerable improvement in the operating performance at The Fairmont Orchid, Hawaii and The Fairmont Copley Plaza Boston is projected following the challenges of 2003.

In order to simplify comparisons of FHR’s financial statements with those of its peers, starting in 2004 the Company has adopted U.S. GAAP. As a result, all future financial information, including the 2004 earnings guidance, will be based on current U.S. GAAP reporting. FHR does not expect this change to have a significant impact on net earnings or the Company’s financial condition.

Based on these assumptions, FHR estimates that full-year EBITDA in 2004 will be in the range of $210 - $220 million, including approximately $9 million from real estate activities. Net income is estimated to be between $65 and $71 million and basic EPS to be in the range of $0.82 - $0.90, assuming a full-year tax rate of 28%.

“Despite the numerous challenges the Company faced in 2003, we made significant progress during the year in building brand strength and capabilities. We are encouraged by the marked improvement in Fairmont’s brand awareness over the last few years,” said Mr. Fatt. “These ongoing improvements should facilitate additional management contracts on new and existing luxury properties, which are expected to further grow FHR’s distribution and increase the exposure of the existing portfolio. In 2004, we intend to add two to four hotels to the Fairmont portfolio.”

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 83 luxury and first-class properties with more than 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5% controlling interest in Fairmont Hotels Inc., North America’s largest luxury hotel management company, as measured by rooms under management. Fairmont manages 44 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises 39 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 23 properties and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

FHR will hold a conference call today, January 28, 2004 at 1:30 p.m. Eastern Time to discuss its results. To participate, please dial 416.405.9328 or 1.800.387.6216. You will be requested to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 4:30 p.m. Eastern Time on January 28, 2004 through to February 4, 2004 by dialing 416.695.5800 or 1.800.408.3053 using the reservation #1518838. A live audio webcast of the conference call will be available via FHR’s website (www.fairmont.com/investor). An archived recording of the webcast will remain available on FHR’s website following the conference call.

This press release contains certain forward-looking statements relating, but not limited to, FHR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. FHR disclaims any responsibility to update any such forward-looking statements.

	Three months ended			Year ended
	December 31, 2003			December 31, 2003

	2003	2002	Variance	2003	2002	Variance

OWNED HOTELS
Worldwide
RevPAR	$97.79	$89.86	8.8%	$114.78	$111.53	2.9%
ADR	184.27	165.04	11.7%	197.43	182.44	8.2%
Occupancy	53.1%	54.4%	(1.3 points)	58.1%	61.1%	(3.0 points)
Canada
RevPAR	$72.98	$61.51	18.6%	$99.67	$95.14	4.8%
ADR	136.18	112.74	20.8%	163.44	145.16	12.6%
Occupancy	53.6%	54.6%	(1.0 points)	61.0%	65.5%	(4.5 points)
U.S. and International
RevPAR	$124.63	$120.62	3.3%	$131.12	$129.33	1.4%
ADR	237.38	222.05	6.9%	238.17	229.53	3.8%
Occupancy	52.5%	54.3%	(1.8 points)	55.1%	56.3%	(1.2 points)

FAIRMONT MANAGED HOTELS
Worldwide
RevPAR	$98.96	$94.29	5.0%	$103.85	$105.28	(1.4%)
ADR	171.14	159.48	7.3%	171.43	163.18	5.1%
Occupancy	57.8%	59.1%	(1.3 points)	60.6%	64.5%	(3.9 points)
Canada
RevPAR	$75.27	$66.12	13.8%	$86.39	$86.63	(0.3%)
ADR	129.39	110.12	17.5%	140.38	127.41	10.2%
Occupancy	58.2%	60.0%	(1.8 points)	61.5%	68.0%	(6.5 points)
U.S. and International
RevPAR	$127.50	$128.36	(0.7%)	$124.96	$127.95	(2.3%)
ADR	222.15	221.24	0.4%	210.31	212.22	(0.9%)
Occupancy	57.4%	58.0%	(0.6 points)	59.4%	60.3%	(0.9 points)

DELTA MANAGED HOTELS
Worldwide
RevPAR	$55.22	$47.75	15.6%	$56.40	$54.18	4.1%
ADR	92.33	79.62	16.0%	91.83	84.93	8.1%
Occupancy	59.8%	60.0%	(0.2 points)	61.4%	63.8%	(2.4 points)

Comparable hotels and resorts are considered to be properties that were fully open under FHR management for at least the entire current and prior period. Comparable hotels and resorts statistics exclude properties under major renovation that would have a significant adverse effect on the properties’ primary operations. The following properties were excluded:

Owned:	The Fairmont Southampton; The Fairmont Orchid, Hawaii; The Fairmont Copley Plaza Boston

Fairmont Managed:	The Fairmont Southampton; The Fairmont Orchid, Hawaii; The Fairmont Washington, D.C.; The Fairmont Olympic Hotel, Seattle; The Fairmont Sonoma Mission Inn & Spa; The Fairmont Dubai

Delta Managed:	Delta Sun Peaks Resort; Delta St. Eugene Mission Resort

FHR’s 2003 operating statistics for its 2004 comparable hotel portfolios are now available on the Company’s website (www.fairmont.com/investor).

1.	EBITDA is defined as earnings before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses. Income from investments and other is included in EBITDA. Management considers EBITDA to be a meaningful indicator of hotel operations and uses it as the primary measurement of operating segment profit and loss. However, it is not a defined measure of operating performance under Canadian generally accepted accounting principles (“Canadian GAAP”). It is likely that FHR’s calculation of EBITDA is different than the calculations used by other entities.

2.	Operating revenues excludes other revenues from managed and franchised properties (consists of direct and indirect costs relating primarily to marketing and reservation services that are reimbursed by hotel owners on a cost recovery basis). Management considers that the exclusion of such revenues provides a meaningful measure of operating performance, however, it is not a defined measure of operating performance under Canadian GAAP. It is likely that FHR’s calculation of operating revenues is different than the calculation used by other entities.

Contacts:	M. Jerry Patava	Emma Thompson
	Executive Vice President	Executive Director Investor Relations
	and Chief Financial Officer	Tel: 416.874.2485
	Tel: 416.874.2450	Email: investor@fairmont.com
Website: www.fairmont.com

Fairmont Hotels & Resorts Inc.
Consolidated Balance Sheets
(Stated in millions of U.S. dollars)
(Unaudited)

	December 31	December 31
	2003	2002

ASSETS
Current assets
Cash and cash equivalents	$31.7	$49.0
Accounts receivable	64.1	47.0
Inventory	14.2	12.5
Prepaid expenses and other	24.6	10.9

	134.6	119.4
Investments in partnerships and corporations	53.1	68.9
Investment in Legacy Hotels Real Estate Investment Trust	105.9	96.4
Non-hotel real estate	95.1	88.8
Property and equipment	1,656.2	1,441.1
Goodwill	132.0	123.0
Intangible assets	216.7	201.7
Other assets and deferred charges (note 4)	109.4	83.7

	$2,503.0	$2,223.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$121.3	$101.3
Taxes payable	2.7	5.3
Dividends payable	3.2	2.4
Current portion of long-term debt (note 6)	117.8	72.3

	245.0	181.3
Long-term debt	539.8	463.2
Other liabilities	91.4	82.8
Future income taxes (note 7)	80.9	96.4

	957.1	823.7

Shareholders’ equity (note 8)	1,545.9	1,399.3

	$2,503.0	$2,223.0

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Income
(Stated in millions of U.S. dollars)
(Unaudited)

	Three months ended December 31		Year ended December 31

	2003	2002	2003	2002

Revenues
Hotel ownership operations	$122.4	$109.1	$584.9	$516.6
Management operations	9.8	10.5	37.6	36.1
Real estate activities	4.9	6.0	36.3	37.9

Operating revenues	137.1	125.6	658.8	590.6
Other revenues from managed and franchised properties	7.8	6.7	32.6	27.7

	144.9	132.3	691.4	618.3
Expenses
Hotel ownership operations	107.2	92.3	460.9	367.9
Management operations	6.7	2.3	22.5	14.4
Real estate activities	7.1	0.2	23.6	26.4

Operating expenses	121.0	94.8	507.0	408.7
Other expenses from managed and franchised properties	9.5	7.2	35.1	29.0

	130.5	102.0	542.1	437.7
Income (loss) from equity investments and other	(4.5)	2.5	(6.9)	17.7

Operating income before undernoted items	9.9	32.8	142.4	198.3
Amortization	16.5	10.5	67.5	52.4
Other (income) expenses, net	2.1	0.8	2.1	(4.9)
Reorganization and corporate expenses	—	0.9	—	2.2
Interest expense, net	10.5	5.6	33.6	19.1

Income (loss) before income tax expense and non-controlling interest	(19.2)	15.0	39.2	129.5

Income tax expense (recovery)
Current	3.8	3.0	12.8	12.0
Future (note 7)	(9.5)	1.1	(24.3)	23.8

	(5.7)	4.1	(11.5)	35.8

Non-controlling interest	—	(0.1)	—	1.2

Net income (loss)	$(13.5)	$11.0	$50.7	$92.5

Weighted average number of common shares outstanding (in millions) (note 8)
Basic	79.1	78.6	79.2	78.4
Diluted	79.1	79.6	80.0	79.7
Basic earnings (loss) per common share	$(0.17)	$0.14	$0.64	$1.18
Diluted earnings (loss) per common share	$(0.17)	$0.14	$0.63	$1.16

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Cash Flows
(Stated in millions of U.S. dollars)
(Unaudited)

	Three months ended December 31		Year ended December 31

	2003	2002	2003	2002

Cash provided by (used in)
Operating activities
Net income (loss)	$(13.5)	$11.0	$50.7	$92.5
Items not affecting cash
Amortization of property and equipment	15.7	9.9	64.8	50.0
Amortization of intangible assets	0.8	0.6	2.7	2.4
(Income) loss from equity investments and other	4.5	(2.5)	6.9	(17.7)
Future income taxes	(9.5)	1.1	(24.3)	23.8
Non-controlling interest	—	(0.1)	—	1.2
Distributions from investments	2.3	7.2	6.7	15.1
Other	(2.6)	(13.9)	(11.6)	(22.3)
Change in non-hotel real estate	5.9	(0.2)	13.3	6.9
Changes in non-cash working capital items (note 10)	19.2	20.5	(0.3)	(10.5)

	22.8	33.6	108.9	141.4

Investing activities
Additions to property and equipment	(31.7)	(18.7)	(87.2)	(84.3)
Acquisitions, net of cash acquired (note 3)	—	(136.0)	6.0	(136.0)
Issuance of notes receivable	(3.0)	—	(31.3)	—
Collection of notes receivable	7.2	—	7.2	—
Investments in Legacy Hotels Real Estate Investment Trust	—	(31.9)	—	(37.8)
Investments in partnerships and corporations	(0.9)	—	(1.6)	(8.9)
Other	—	(1.0)	—	(1.0)

	(28.4)	(187.6)	(106.9)	(268.0)

Financing activities
Issuance of long-term debt	1.2	141.4	162.7	238.4
Repayment of long-term debt	(272.7)	(6.0)	(423.9)	(43.9)
Net proceeds from issuance of convertible notes	262.5	—	262.5	—
Issuance of common shares	0.4	4.2	1.0	4.7
Repurchase of common shares	—	—	(16.8)	(73.2)
Dividends paid	—	—	(4.8)	(3.2)

	(8.6)	139.6	(19.3)	122.8

Effect of exchange rate changes on cash	(3.5)	(0.4)	—	0.1

Decrease in cash	(17.7)	(14.8)	(17.3)	(3.7)
Cash — beginning of period	49.4	63.8	49.0	52.7

Cash — end of period	$31.7	$49.0	$31.7	$49.0

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Retained Earnings (Deficit)
(Stated in millions of U.S. dollars)
(Unaudited)

	Three months ended December 31		Years ended December 31

	2003	2002	2003	2002

Balance — Beginning of period	$94.8	$29.9	$38.5	$(19.6)
Net income (loss)	(13.5)	11.0	50.7	92.5

	81.3	40.9	89.2	72.9
Repurchase of common shares (note 8)	—	—	(5.5)	(30.4)
Dividends	(3.2)	(2.4)	(5.6)	(4.0)

Balance — End of period	$78.1	$38.5	$78.1	$38.5

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

1.	Fairmont Hotels & Resorts Inc. (“FHR”) has operated and owned hotels and resorts for 116 years and currently manages properties principally under the Fairmont and Delta brands. At December 31, 2003, FHR managed or franchised 82 luxury and first-class hotels. FHR owns 83.5% of Fairmont Hotels Inc. (“Fairmont”), which at December 31, 2003, managed 43 luxury properties in major city centers and key resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. Delta Hotels Limited (“Delta”), a wholly owned subsidiary of FHR, managed or franchised 39 Canadian hotels and resorts at December 31, 2003.

As at December 31, 2003, FHR had hotel ownership interests ranging from approximately 20% to 100% in 23 properties, located in Canada, the United States, Mexico, Bermuda and Barbados. FHR also has an approximate 35% equity interest in Legacy Hotels Real Estate Investment Trust (“Legacy”), which owns 24 hotels and resorts across Canada and the United States. FHR also owns real estate properties that are suitable for either commercial or residential development, as well as a vacation ownership product, which has commenced construction at its first location in Acapulco, Mexico.

Results for the three months ended December 31, 2003 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

2.	These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002 presented in the annual report. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2002 audited consolidated financial statements, except as discussed below.

Long-lived assets

Effective January 1, 2003, FHR adopted the new recommendations of The Canadian Institute of Chartered Accountants (“CICA”) with respect to accounting for the impairment of long-lived assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. Under the new standard, a two-step process is used to assess the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses are recognized when the carrying amount of long-lived assets exceeds the sum of the undiscounted cash flows expected to result from their use and eventual disposition and are measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. Adoption of this new standard did not have an impact on FHR’s financial position, results of operations or cash flows.

Also effective January 1, 2003, FHR adopted the new CICA recommendations relating to the disposal of long-lived assets and discontinued operations. Subject to certain criteria, long-lived assets and any associated assets or liabilities that management expects to dispose of by sale are classified as held for sale. The related results of operations from these assets classified as held for sale are reported in discontinued operations if certain criteria are met, with reclassification of prior years’ related operating results. Assets to be disposed of are reported at the lower of the carrying amount and fair value less costs to sell. Adoption of this new standard did not have an impact on FHR’s financial position, results of operations or cash flows.

Asset Retirement Obligations

Effective January 1, 2003, FHR adopted the new recommendations of the CICA with respect to accounting for asset retirement obligations. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently amortized over the asset’s useful life. Adoption of this new standard resulted in an increase to property and equipment and other liabilities of $0.7.

Stock-based Compensation

Effective January 1, 2003, FHR prospectively adopted, the new recommendations of the CICA with respect to accounting for stock-based compensation. This standard requires that compensation expense be recognized in the consolidated statements of income using the fair value based method for stock options granted in 2003 onward. Adoption of this new standard resulted in an increase to hotel ownership expenses in 2003 of $0.4 and contributed surplus of $0.4. Proforma disclosures of net earnings and earnings per share have been provided as if the fair value based accounting method had been used to account for stock-based compensation for any options granted after January 1, 2002 and but before January 1, 2003.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

Vacation Ownership

Revenues related to vacation ownership are recognized when a minimum of 10% of the purchase price for the vacation ownership interest has been received in cash, the period of cancellation with refund has expired, receivables are deemed collectible, and certain minimum sales and construction levels have been attained. Revenues related to projects still under construction are recognized under the percentage-of-completion method. For sales that do not meet these criteria, revenue is deferred.

3.	Acquisition

In February 2003, FHR acquired the remaining 50% equity interest in The Fairmont Copley Plaza Boston from entities controlled by Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud of Saudi Arabia. The total purchase price for 100% of The Fairmont Copley Plaza Boston, including the 50% already owned, was approximately $117.0 and was satisfied by the issuance of one million common shares at a fair market value of $21.49 per share, the assumption of a mortgage at $64.5 and cash paid of $30.7. FHR purchased the initial 50% equity interest in the hotel in July 2001 for cash. The acquisition was accounted for using the step purchase method, and 100% of the results of the hotel have been included in the consolidated statements of income from February 10, 2003. The mortgage, secured by substantially all assets and an assignment of auxiliary rents of The Fairmont Copley Plaza Boston, is due March 5, 2007 and bears interest at floating rates based on LIBOR plus 225 basis points. FHR has entered into an interest rate contract to cap the LIBOR rate at 6.5%.

The total cost of the hotel, including the 50% interest already owned, less cash acquired of $14.8, has been allocated to the identifiable tangible assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date, as follows:

Land	$25.1
Building	77.8
Furniture, fixtures and equipment	2.5
Long-term debt	(64.5)
Current assets	3.2
Current liabilities	(6.8)

$37.3

4.	Other assets and deferred charges at December 31, 2003, includes $2.4 in cash which is held in reserve. This cash is to be used for certain capital expenditures.

5.	On December 8, 2003, FHR issued $270.0 of convertible senior notes (“Convertible Notes”). The Convertible Notes mature on December 1, 2023 and bear interest of 3.75% per annum. Interest is payable semiannually in arrears on June 1 and December 1 of each year. FHR may call the Convertible Notes in exchange for cash any time after January 20, 2009 for a price equal to 100% of the principal amount of Convertible Notes plus accrued and unpaid interest. Holders may put the Convertible Notes to FHR in exchange for cash on January 20, 2009, December 1, 2013 and 2018 at a purchase price equal to 100% of the principal amount of the Convertible Notes plus accrued and unpaid interest. Upon occurrence of certain events, holders of the Convertible Notes will have the right to convert them to common shares at an initial conversion price of approximately $37.73 per common share. The Convertible Notes are senior unsecured obligations and rank equally with all existing and future unsecured and unsubordinated indebtedness.

The Convertible Notes have been allocated between debt and equity elements classified separately on the balance sheet. Upon issuance $19.2 was recorded as other equity and $250.8 was recorded as long-term debt.

6.	Borrowings under a bank credit facility that expires on September 10, 2004 are classified as current debt. FHR is currently negotiating a new bank facility.

7.	A $24.4 recovery of future income tax was recorded in June 2003 as a result of a favorable tax reassessment.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

8.	Shareholders’ equity

	December 31,

	2003	2002

Common shares	$1,202.2	$1,191.5
Other equity (note 5)	19.2	—
Contributed surplus	142.3	141.9
Foreign currency translation adjustments	104.1	27.4
Retained earnings	78.1	38.5

	$1,545.9	$1,399.3

The diluted weighted-average number of common shares outstanding is calculated as follows:

	Three months ended December 31		Year ended December 31

	2003	2002	2003	2002

	(in millions)		(in millions)
Weighted-average number of common shares outstanding – basic	79.1	78.6	79.2	78.4
Stock options(1)	0.8	1.0	0.8	1.3

Weighted-average number of common shares outstanding – diluted	79.9	79.6	80.0	79.7

(1)	The calculation of diluted loss per common share for the three months ended December 31, 2003 excludes stock options as the impact of these exercises would be anti-dilutive.

Effective October 8, 2003, FHR received regulatory approval for the repurchase for cancellation of up to approximately 3.9 million or 5% of its outstanding common shares. For the year ended December 31, 2003, FHR repurchased 747,100 shares (nil for the fourth quarter) for total consideration of $16.8 ($nil for the fourth quarter), of which, $11.3 was charged to common shares and $5.5 was charged to retained earnings. During the year ended December 31, 2003, FHR issued 73,755 shares (26,118 shares in the fourth quarter) pursuant to the Key Employee Stock Option Plan. $1.0 ($0.4 for the fourth quarter) was credited to common shares for proceeds from options exercised. At December 31, 2003, 79,106,277 common shares were outstanding (2002 – 78,779,622).

During the year ended December 31, 2003, 107,000 (nil in the fourth quarter) stock options were granted. Compensation expense for these options has been recognized using the fair value based method.

Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted after January 1, 2002 but before January 1, 2003, net income and basic and diluted earnings per share would have been:

	Three months ended December 31,		Year ended December 31,

	2003	2002	2003	2002

Reported net income (loss)	$(13.5)	$11.0	$50.7	$92.5
Net income (loss) assuming fair value method used	$(13.7)	$11.0	$50.1	$92.1
Assuming fair value method used
Basic earnings (loss) per share	$(0.17)	$0.14	$0.64	$1.17
Diluted earnings (loss) per share	$(0.17)	$0.14	$0.63	$1.16

The weighted-average fair value of options granted during 2003 was Cdn$10.12 (2002 – Cdn$12.73) per option.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

9.	In September 2003, FHR’s two owned properties in Bermuda suffered extensive damage from Hurricane Fabian. FHR has insurance coverage for both property damage and business interruption, subject to deductible amounts and uninsured costs. For the year ended December 31 2003, hotel ownership expenses include a charge of $9.0 ($1.6 for the fourth quarter) related to FHR’s insurance deductible and uninsured costs.

10.	Changes in non-cash working capital:

	Three months ended December 31		Year ended December 31

	2003	2002	2003	2002

Decrease (increase) in current assets
Accounts receivable	$3.4	$14.7	$4.3	$1.2
Inventory	(0.3)	(0.9)	—	(0.9)
Prepaid expenses and other	4.8	8.6	3.9	(2.1)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	8.4	(1.8)	(8.9)	(11.9)
Taxes payable	2.9	(0.1)	0.4	3.2

	$19.2	$20.5	$(0.3)	$(10.5)

11.	In February 2003, FHR completed a $120.0 financing secured by substantially all assets and an assignment of auxiliary rents of The Fairmont Kea Lani Maui. The mortgage is due March 1, 2006 and bears interest at the greater of 4.25% and LIBOR plus 310 basis points. FHR has entered into an interest rate contract to cap the LIBOR rate at 9.0%.

12.	Guarantees Significant guarantees that have been provided to third parties include the following:

Debt guarantees

FHR has provided guarantees totaling $12.0 related to debts incurred by certain hotels in which FHR holds a minority equity interest. In the event that one of these hotels fails to meet certain financial obligations, the lenders may draw upon these guarantees. The term of these guarantees are equal to the terms of the related debts, which are all due on demand. FHR has collateral security on the underlying hotel assets if the guarantees are drawn upon. No amounts have been recorded in the financial statements for amounts that may be potentially owed under these guarantees.

Business dispositions

In the sale of all or a part of a business, FHR may agree to indemnify against claims related to the period the business was owned by FHR, in the areas of tax and environmental matters. The terms of such indemnification agreements are subject to certain actions that are under the control of the acquirer and the amount of the indemnification is not limited. The nature of these indemnification agreements prevents FHR from estimating the maximum potential liability that it could be required to pay to counter parties. FHR has accruals in its financial statements of approximately $9 related to potential claims under the indemnifications made to date.

Director and officer indemnification agreements

FHR has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents FHR from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. FHR has purchased directors’ and officers’ liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements as no claims are outstanding at this date.

Other indemnification agreements

In the normal course of operations, FHR may provide indemnification agreements, other than those listed above, to counterparties that would require FHR to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counter party as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents FHR from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. No amount has been recorded in the financial statements with respect to these indemnification agreements.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

13.	Derivative financial instruments such as swaps, options and forward contracts are used by FHR in the management of its foreign currency and interest rate exposures. FHR’s policy is to not use derivative financial instruments for trading or speculative purposes.

At the inception of a hedge, FHR documents the relationship between the hedging instruments and the hedged items. This process includes linking the derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. FHR assesses the effectiveness of the hedge at the inception and throughout the contract period by considering factors such as the term of the instrument, the notional settlement amount of the derivative as compared to the dollar amount of the item being hedged and any other applicable factors. At the end of each period, FHR records any changes in fair value related to the portion of the derivative instruments that is no longer deemed to be effective or does not meet the criteria of a hedge in the consolidated statement of income.

FHR designates its interest rate instruments as hedges of the interest expense on the underlying debt. Interest expense on the underlying debt is adjusted to include the payments made or received under the interest rate instruments. Foreign exchange translation gains or losses on foreign currency denominated derivative financial instruments used to hedge anticipated foreign currency cash flows are recognized as adjustments to revenues or expenses, as applicable, when the cash flows are recorded.

At December 31, 2003, FHR had outstanding, two interest rate hedges to cap LIBOR at 6.5% on the mortgage secured by The Fairmont Copley Plaza Boston and to cap LIBOR at 9.0% on the mortgage secured by The Fairmont Kea Lani Maui. At December 31, 2003, the fair market value of the interest rate hedge agreements approximates their carrying value.

At December 31, 2003, FHR had outstanding, several forward foreign currency contracts. The aggregate fair value of these contracts outstanding at December 31, 2003 was a liability of $7.6, which was expensed in 2003. These contracts mature in the first quarter of 2004.

14.	Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2003.

15.	Segmented Information

FHR has five reportable operating segments in two core business activities, ownership and management operations. The segments are hotel ownership, investment in Legacy, real estate activities, Fairmont and Delta. Hotel ownership consists of real estate interests ranging from approximately 20% to 100% in 23 properties. The investment in Legacy consists of an approximate 35% equity interest in Legacy, which owns 24 hotels and resorts across Canada and the United States. Real estate activities consists primarily of two large undeveloped land blocks in Toronto and Vancouver. Fairmont is a North American luxury hotel and resort management company and Delta is a Canadian first-class hotel and resort management company.

The performance of all segments is evaluated primarily on earnings before interest, taxes and amortization (“EBITDA”), which is defined as income before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses. EBITDA includes income from investments segments. All transactions among operating segments are conducted at fair market value.

The following tables present revenues, EBITDA, total assets and capital expenditures for FHR’s reportable segments:

	Three months ended December 31, 2003

	Ownership			Management

	Hotel		Real estate			Inter-segment
	Ownership	Legacy	activities	Fairmont	Delta	elimination (a)	Total

Operating revenues	$122.4	$—	$4.9	$10.9	$2.9	$(4.0)	$137.1
Other revenues from managed and franchised properties	—	—	—	5.8	2.0	—	7.8

							144.9
Income (loss) from equity investments and other	(0.1)	(4.4)	—	—	—	—	(4.5)
EBITDA	11.1	(4.4)	(2.2)	5.0	2.1	(1.7)	9.9
Total assets (b)	1,916.5	105.9	101.8	350.8	75.8	(47.8)	2,503.0
Capital expenditures	29.9	—	—	1.8	—	—	31.7

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

15.	Segmented Information (continued)

	Three months ended December 31, 2002

	Ownership			Management

	Hotel		Real estate			Inter-segment
	Ownership	Legacy	activities	Fairmont	Delta	elimination (a)	Total

Operating revenues	$109.1	$—	$6.0	11.0	2.8	$(3.3)	$125.6
Other revenues from managed and franchised properties	—	—	—	4.9	1.8	—	6.7

							132.3
Income (loss) from equity investments and other	3.0	(0.5)	—	—	—	—	2.5
EBITDA	16.5	(0.5)	5.8	9.6	1.9	(0.5)	32.8
Total assets (b)	1,879.9	96.4	95.0	285.8	66.0	(200.1)	2,223.0
Capital expenditures	18.1	—	—	0.6	—	—	18.7

	Year ended December 31, 2003

	Ownership			Management

	Hotel		Real estate			Inter-segment
	Ownership	Legacy	activities	Fairmont	Delta	elimination (a)	Total

Operating revenues	$584.9	$—	$36.3	$44.2	$11.7	$(18.3)	$658.8
Other revenues from managed and franchised properties	—	—	—	24.4	8.2	—	32.6

							691.4
Income (loss) from equity investments and other	1.7	(8.6)	—	—	—	—	(6.9)
EBITDA	107.4	(8.6)	12.7	24.8	8.7	(2.6)	142.4
Total assets (b)	1,916.5	105.9	101.8	350.8	75.8	(47.8)	2,503.0
Capital expenditures	84.2	—	—	3.0	—	—	87.2

	Year ended December 31, 2002

	Ownership			Management

	Hotel		Real estate			Inter-segment
	Ownership	Legacy	activities	Fairmont	Delta	elimination (a)	Total

Operating revenues	$516.6	$—	$37.9	$41.3	$11.4	$(16.6)	$590.6
Other revenues from managed and franchised properties	—	—	—	19.8	7.9	—	27.7

							618.3
Income from equity investments and other	11.3	6.4	—	—	—	—	17.7
EBITDA	143.4	6.4	11.5	30.2	8.1	(1.3)	198.3
Total assets (b)	1,879.9	96.4	95.0	285.8	66.0	(200.1)	2,223.0
Capital expenditures	80.1	—	—	4.2	—	—	84.3

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

15.	Segmented Information (continued)

(a) Revenues represent management fees that are charged by Fairmont of $3.9 (2002 – $3.2) and $18.0 (2002 – $16.3) for the three months and year ended December 31, 2003 respectively, and Delta of $0.1 (2002 – $0.1) and $0.3 (2002 – $0.3) for the three months and year ended December 31, 2003 respectively, to the hotel ownership operations, which are eliminated on consolidation. EBITDA represents expenses not reimbursed relating to marketing and reservation services performed by FHR under the terms of its hotel management and franchise agreements. Total assets represent the elimination of inter-segment loans net of corporate assets.

(b) Hotel ownership assets include $48.5 (2002 – $64.7) of investments accounted for using the equity method.

16.	Related Party Transactions

In August 2003, FHR entered into a long-term, incentive-based management contract with Legacy for The Fairmont Olympic Hotel, Seattle. This transaction was recorded at the exchange value, which is the amount established and agreed to by the related parties. In connection with FHR securing the management contract on this property and another under a similar arrangement, FHR has agreed to pay Legacy an aggregate amount of $18.0 over a three-year period. These amounts have been accounted for as intangible assets and are amortized over the life of the management contracts. The amortization expense is being applied to reduce revenues from management operations. The current portion of the liability has been recorded in accounts payable and accrued liabilities, while the long-term portion has been recorded as other liabilities. At December 31, 2003, FHR has a liability due to Legacy of $11.0 in connection with various management contracts with Legacy.

In connection with Legacy’s acquisition of The Fairmont Olympic Hotel, Seattle, FHR entered into a reciprocal loan agreement with Legacy for $19.0. The loan matures October 2013 and bears interest at normal commercial rates payable quarterly in arrears. In the event that either FHR or Legacy does not make its required interest or principal payments, the other party is not required to make its payment either. If such payment has already been made, it must be returned. The loans meet all the requirements for the right of setoff and are presented on a net basis in the financial statements. FHR also has a 25% participation amounting to $10.9 in the first mortgage on The Fairmont Olympic Hotel, Seattle. This loan is due July 2006 and bears interest at the same rate as the lender. This loan is classified in other assets and deferred charges. In addition, at December 31, 2003, FHR has a receivable from Legacy of $8.7, which has been classified as a loan receivable and is included in prepaid expenses and other. This loan matures on July 31, 2004 and bears interest at the bankers’ acceptance rate plus 2.75%.